July 23, 2018

Mail Stop 4631

Via E-Mail
Mr. Michael Panosian
Chief Executive Officer
ToughBuilt Industries, Inc.
655 N. Central Ave., Suite 1700
Glendale, CA 91203

       Re:    ToughBuilt Industries, Inc.
              Registration Statement on Form S-1 and Amendment 1 to
Registration
              Statement on Form S-1
              Filed July 9, 2018 and amended on July 19, 2018
              File No. 333-226104

Dear Mr. Panosian:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that you are now offering Class A Units made up of shares of common stock and warrants. Please revise the top of your prospectus cover page to refer to the Class A
       Units as the securities being offered. In this regard, we note that you list only "Shares of
       Common Stock" and "Warrants to Purchase Shares of Common Stock" as the securities being offered. See Item 501(b)(2) of Regulation S-K.

2. We note your disclosure that the underwriters will have the option to purchase additional shares of common stock to cover over-allotments. Please revise your disclosure to clarify whether the underwriters will have the option to purchase additional warrants to cover over-allotments.
 Michael Panosian
ToughBuilt Industries, Inc.
July 23, 2018
Page 2

Business, page 33

Market, page 37

3. We note your response to comment 3 in our letter dated June 8, 2018 that you do not currently have any set retailers in the Middle East. Please reconcile your response with your disclosure on page 38 that you have growing sales in the Middle
East.

Underwriting, page 61

4. We note your disclosure, "[t]he underwriter is committed to purchase all the shares of common stock offered by us . . ." Please reconcile such disclosure with
Section 1.1.1 of
        the Form of Underwriting Agreement and the disclosure on your prospectus cover page that your registration statement covers a firm commitment offering of Class A Units consisting of a share of common stock and a warrant to purchase a share of common stock.

5. We note that under Section 1.2 of the Form of Underwriting Agreement filed as Exhibit
        1.1, the underwriters have the option to purchase shares of common stock and/or warrants to purchase additional shares of common stock as opposed to purchasing only additional
        Class A Units. Please revise your disclosure to explain under what circumstances the underwriters would decide to make such purchases. In addition, please tell us how the over-allotment option comports with the offering of Class A Units being registered on this registration statement.

Exhibit 5.1   Legal Opinion

6. We note your counsel's opinion refers to Series A Units while your registration statement refers to Class A Units. Please advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael Panosian
ToughBuilt Industries, Inc.
July 23, 2018
Page 3

        You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Jeanne Baker
(Staff Accountant) at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.


                                                           Sincerely,

                                                           /s/ Jay Ingram

                                                           Jay Ingram
                                                           Legal Branch Chief
                                                           Office of
Manufacturing and
                                                           Construction

cc:     Jolie Kahn, Esq.
        Wexler, Burkhart, Hirschberg & Unger, LLP